Exhibit 99.1

PENN WEST ANNOUNCES CONFERENCE CALL DETAILS TO DISCUSS

ITS 2017 CAPITAL BUDGET AND CORPORATE UPDATE

CALGARY, Dec 30, 2016 – PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, “we”, “us” or “our”) is expected to release its 2017 capital budget and corporate update on Thursday, January 5, 2017 before North American markets open.

CONFERENCE CALL DETAILS

A conference call will be held to discuss the matters noted above at 6:30 am Mountain Time (8:30 am Eastern Time) on Thursday, January 5, 2017.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). A digital recording will be available for replay at 9:30 am Mountain Time (11:30 am Eastern Time), and will remain available until January 19, 2017 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 44140662, followed by the pound (#) key.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE”.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com